Exhibit 99.3
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44(0) 20 7781 2000
F +44(0) 20 7781 1800
Press release

Second quarter 2009 operations review
15 July 2009
Chief executive Tom Albanese said: “Markets remained tough in the second quarter, as expected, particularly in aluminium. The production curtailments announced in January in this product group have started to take effect and are reflected in this report. We continue to press ahead with actions to reduce costs across the board, align production with demand, and bring down levels of net debt. We have successfully completed our US$15.2 billion rights issue this month and during the course of this year we have agreed divestments to the value of US$3.7 billion.”
•	Rio Tinto’s global iron ore production was up eight per cent compared with the second quarter of 2008.

•	Pilbara iron ore production of 53 million tonnes (42 million tonnes on an attributable basis) up 11 per cent on the second quarter of 2008 reflected operations running at full capacity.

•	Following production cutbacks in response to the sharp fall in demand, bauxite production down 14 per cent, alumina down six per cent and aluminium down five per cent, compared with the second quarter of 2008. Second quarter trading in the aluminium business continued to experience difficult conditions and showed a slight improvement on the first quarter of 2009.

•	Mined copper production down one per cent on the second quarter of 2008. Recovery in copper grades at Kennecott Utah Copper and Grasberg, offset by lower copper grades and continued operational issues at Escondida.

•	Refined copper production up 23 per cent on the second quarter of 2008 from improved performance and higher concentrate grades at Kennecott Utah Copper and higher cathode production at Escondida.

•	Australian hard coking coal down seven per cent on the second quarter of 2008. Australian thermal coal production was up three per cent on the same period.

•	On 5 June 2009, Rio Tinto announced that it had entered a non-binding agreement with BHP Billiton to establish a production joint venture of both companies’ Western Australian iron ore assets.

•	During 2009 Rio Tinto has announced divestments totalling $3.7 billion, including $1.2 billion for the Alcan Packaging Food Americas division announced on 6 July.

•	Rio Tinto successfully completed its $15.2 billion rights issue on 3 July with valid acceptances of 96.97% for Rio Tinto plc and 94.76% for Rio Tinto Limited. The proceeds will be used to pay down Group debt.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share, unless otherwise stated

Continues	Page 2 of 27

IRON ORE
Rio Tinto share of production (000 tonnes)

	Q2 09	vs Q2 08	vs Q1 09	H1 09	vs H1 08
Hamersley	31,028	+3%	+35%	53,994	-5%
Hope Downs	2,748	+59%	+61%	4,455	+96%
Robe River	8,298	+15%	+76%	13,016	-10%
IOC (pellets and concentrate)	2,515	+5%	+36%	4,368	-3%
Markets
During the second quarter, Rio Tinto settled 2009 iron ore supply contracts with Japan, Korea and Taiwan. Deliveries continue to other customers on a provisional price or spot sales basis. Approximately half of the iron ore that Rio Tinto has produced this calendar year has been sold on a spot market basis. The delivered iron ore spot price has risen in line with rising freight rates, while on an FOB basis spot prices have remained relatively flat during the quarter.
Pilbara operations
Record second quarter production of 53 million tonnes (42 million tonnes on an attributable basis) was 47 per cent higher than the previous quarter, and represented an 11 per cent increase on the corresponding quarter of 2008. Total shipments from the Pilbara region of Western Australia during the second quarter totalled 52.5 million tonnes, 33 per cent higher than the previous quarter, and a 14 per cent increase on the same quarter of 2008.
Pilbara infrastructure operated at close to full capacity as the most recent expansions were bedded down during the second quarter, recovering from the prolonged heavy rain experienced during the first quarter of 2009 when the Robe Valley railway line was blocked for six weeks.
Some major milestones were reached during the second quarter, including four ships berthed simultaneously at the Cape Lambert port for the first time and, as part of the autonomous haulage system trial, the five millionth tonne of material was moved by driverless truck.
Iron Ore Company of Canada (IOC)
Rio Tinto’s share of second quarter production at IOC was 2.5 million tonnes of pellets and concentrate, a five per cent increase on the same quarter of 2008.
Production has been suspended from three pellet lines, as demand slumped in the wake of the global financial crisis. A five-week summer shutdown commenced on 7 July.
HIsmelt
The HIsmelt pig iron plant in Western Australia has been placed on a care and maintenance programme to April 2010, due to depressed global pig iron prices and poor market outlook.
2009 production guidance
Rio Tinto’s iron ore guidance for its global operations in 2009, incorporating Australia, Canada and Brazil, remains around 200 million tonnes (on a 100 per cent basis) with the recovery in Chinese steel demand expected to continue into the second half of 2009.

Continues	Page 3 of 27

ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q2 09	vs Q2 08	vs Q1 09	H1 09	vs H1 08
Rio Tinto Alcan
Bauxite	7,217	-14%	+4%	14,182	-17%
Alumina	2,139	-6%	-2%	4,325	-4%
Aluminium	942	-5%	-1%	1,889	-5%
In the light of very difficult trading conditions, management has implemented a widespread programme of closures and curtailments to reduce the cost of production. Bauxite production has been reduced by 5 million tonnes, high cost alumina refining capacity has been cut and a total of approximately 450 thousand tonnes or 12 per cent of smelting capacity is expected to have been divested, idled or shut down by the end of 2009, including the anticipated cessation of primary smelting operations at Anglesey, the Beauharnois closure, and production curtailments at higher cost smelters in Europe and Canada.
Over 80 per cent of Rio Tinto Alcan’s capacity is positioned in the lower half of the industry cost curve. With these actions, 42 per cent of Rio Tinto Alcan’s smelting capacity in the upper half of the cost curve has been either sold or curtailed.
Cost reduction measures will lead to an improvement in margins against a backdrop of strengthening Canadian and Australian currencies. These foreign exchange effects, together with the non-cash impact of balance sheet translation movements and other non cash effects, are expected to have a negative impact on EBITDA in the first half of 2009.
Bauxite
Second quarter bauxite production was 14 per cent lower than the same quarter of 2008 with production at Weipa down 19 per cent. In April 2009, Rio Tinto Alcan announced the curtailment of annual production of bauxite at Weipa to 15 million tonnes (from 20 million tonnes in 2008) due to the sharp fall in alumina and aluminium demand and prices in recent months. Rio Tinto Alcan’s share of global bauxite production in 2009 is expected to be approximately 31 million tonnes, a decline of 11 per cent on 2008.
Alumina
Second quarter alumina production was six per cent lower than the same quarter of 2008. Following production cuts at the Vaudreuil and Gardanne alumina refineries announced in January 2009, the annual alumina production rate has been reduced by six per cent in 2009 compared with 2008.
The expansion and upgrade of the Sao Luis (Alumar) alumina refinery (Rio Tinto Alcan share 10 per cent) from 1.5 million to 3.5 million tonnes per annum (100 per cent basis) is nearing completion and first additional production from the expanded facility was realised in June 2009.
Aluminium
Second quarter aluminium production was five per cent lower than the same quarter of 2008. A steady performance at the low cost Canadian smelters was impacted by production cutbacks in Canada and Europe and a transformer failure in New Zealand. The ramp-up of the Sohar smelter in Oman continued on schedule with 90,000 tonnes (100 per cent basis) of metal produced in the quarter.
Following the sale of the Ningxia smelter in China in January 2009, the closure of the Beauharnois smelter in Quebec at the end of April 2009, the anticipated cessation of primary smelting operations at the Anglesey smelter in Wales at the end of September 2009, and various other curtailments, Rio Tinto Alcan’s aluminium production capacity is expected to be operating at a 12 per cent lower annual run rate by the end of 2009. Production in 2009 is expected to be 3.8 million tonnes (Rio Tinto share), a decline of six per cent compared with 2008.

Continues	Page 4 of 27

Alcan downstream businesses
Trading conditions in the Alcan Engineered Products businesses remained difficult during the second quarter. The economic downturn resulted in a significant decrease in sales volumes in all sectors leading to higher unit production costs.
On 6 July 2009, Rio Tinto announced that it had reached agreement to sell the Alcan Packaging Food Americas division for $1.2 billion, of which $200 million may be in the form of shares, to Bemis Company, Inc. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals and is expected to occur during the second half of 2009.
COPPER
Rio Tinto share of production

	Q2 09	vs Q2 08	vs Q1 09	H1 09	vs H1 08
Kennecott Utah Copper
Mined copper (000 tonnes)	86.2	+43%	+15%	160.9	+53%
Refined copper (000 tonnes)	65.1	+32%	-5%	133.7	+32%
Molybdenum (000 tonnes)	2.5	+10%	+22%	4.5	-21%
Mined gold (000 ozs)	160	+74%	+26%	287	+78%
Refined gold (000 ozs)	112	+53%	+4%	220	+43%
Escondida
Mined copper (000 tonnes)	76.2	-41%	-3%	154.3	-37%
Refined copper (000 tonnes)	25.7	+22%	+10%	49.2	+34%
Grasberg JV
Mined copper (000 tonnes)	25.3	+1324%	+3%	50.1	+1306%
Mined gold (000 ozs)	73	n/a	+43%	124	n/a

*	There was no gold share allocated to Rio Tinto under the joint venture metal strip share in 2008.
Kennecott Utah Copper
Second quarter production of mined copper and gold increased by 43 per cent and 74 per cent, respectively, compared with the same quarter of 2008. Following a decline in the molybdenum market, the mining sequence was refocused with a bias for the delivery of copper and gold. This factor, combined with pockets of exceptionally high quality ore, mined as part of the usual mining sequence, resulted in the positive second quarter variances.
Increased ore throughput and improved recovery rates during the second quarter reflected continued efforts to optimise the concentrator flotation circuit. These improvements also resulted in a higher quantity and quality of concentrate produced. Consistent smelter performance has led to higher anode production and resulted in higher cathode and precious metals production at the refinery compared with the second quarter of 2008.
Escondida
Rio Tinto’s share of mined copper for the second quarter declined by 41 per cent compared with the corresponding period of 2008, attributable to lower concentrator head grades and lower throughput following SAG mill motor issues and lower ore production from the Escondida Norte pit. Cathode copper production for the second quarter improved by 22 per cent compared with the same quarter of 2008, and ten per cent compared with the first quarter of 2009, due to increased sulphide leach cathode production. A 45 day concentrator shutdown is scheduled for July and August 2009 to remedy the SAG mill motor problems.
Grasberg
Rio Tinto’s share of joint venture copper and gold was significantly higher than the second quarter of 2008 helped by improved ore grades. There was no gold share allocated to Rio Tinto under the joint venture metal strip share in 2008. Freeport is due to release its 100 per cent operating data for the second quarter on 21 July 2009.
2009 production guidance
In 2009, Rio Tinto’s share of mined and refined copper production is expected to be 780,000 tonnes and 425,000 tonnes, respectively.

Continues	Page 5 of 27

DIAMONDS
Rio Tinto share of production (000 carats)

	Q2 09	vs Q2 08	vs Q1 09	H1 09	vs H1 08
Argyle	408	-86%	-91%	4,812	-7%
Diavik	853	-44%	-20%	1,924	-26%
Both prices and sales volumes for diamonds have been severely impacted by the economic downturn. The effect on the rough diamonds market has been exacerbated by the lowering of inventory levels in the diamond pipeline, resulting from reduced global liquidity.
Second quarter carat production at Argyle declined by 86 per cent compared with the same quarter of 2008. This followed the previously announced maintenance shut at the processing facilities from March to May 2009. Processing recommenced in June.
Second quarter production at Diavik was 44 per cent lower than the same quarter of 2008 with operations scaling back production in response to the economic slowdown. In addition, a higher proportion of the ore was sourced from the lower grade A418 pipe. The first of two six week shutdowns commenced on 14 July. Diamond production has ceased temporarily and the mine has been placed on a care and maintenance schedule. Following these measures, Diavik is expected to produce between five and six million carats (100 per cent basis) of rough diamonds in 2009.
ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q2 09	vs Q2 08	vs Q1 09	H1 09	vs H1 08
Rio Tinto Energy America*	28,304	-5%	-6%	58,316	-2%

*	The Colowyo mine is no longer part of RTEA and is reported separately
Second quarter production and shipments at Rio Tinto Energy America (RTEA) declined by five per cent compared with the corresponding quarter of 2008. The economic downturn has reduced the demand for coal-fired power and some customers have switched to lower cost natural gas usage.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q2 09	vs Q2 08	vs Q1 09	H1 09	vs H1 08
Rio Tinto Coal Australia
Hard coking coal	1,898	-7%	+38%	3,271	+6%
Other coal	5,734	+3%	+8%	11,050	+1%
Hard coking coal production from the Queensland coal operations decreased by seven per cent, compared with the same quarter of 2008 due to the impact of wet weather. 2009 production at Kestrel is forecast to be in line with 2008 production albeit with a higher proportion of thermal coal in 2009.
Higher production of hard coking and thermal coal compared with the first quarter of 2009 was attributable to improved mining conditions and improved demand for coking coal.
An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay is expected to be completed by the end of the third quarter of 2009 which will increase capacity at the coal terminals.

Continues	Page 6 of 27

Uranium
Rio Tinto share of production (000 lbs)

	Q2 09	vs Q2 08	vs Q1 09	H1 09	vs H1 08
Energy Resources of
Australia	2,180	+33%	+16%	4,063	+11%
Rössing	1,461	-3%	-1%	2,938	+3%
Rio Tinto’s share of second quarter uranium production was 16 per cent higher than the corresponding quarter of 2008. ERA production increased by 33 per cent due to an improvement in ore grade and plant utilisation, as well as commencement of operation of the laterite processing plant. Marginally lower production at Rössing was attributable to a 14 day planned shutdown in June, partly offset by continued access to higher grade ore.
MINERALS
Rio Tinto share of production (000 tonnes)

	Q2 09	vs Q2 08	vs Q1 09	H1 09	vs H1 08
Borates	79	-54%	-29%	190	-41%
Titanium dioxide feedstock	332	-18%	+2%	656	-14%
Minerals production continued to be affected by lower demand in line with reduced economic activity across all major regions. In addition, planned maintenance shutdowns occurred during the quarter.
The first shipment of ilmenite ore from QMM (Madagascar) to Canada was made during the quarter.
At QIT, a two month summer shutdown will take place at its ilmenite mine and smelting operations in Canada in response to the current market uncertainty. At Richards Bay one of the four furnaces is currently out of operation for a period of five months for a planned rebuild. A general decline in production volumes of approximately 14 per cent across the Rio Tinto Iron & Titanium product portfolio is anticipated in 2009, compared with 2008.
During the first quarter of 2009, Rio Tinto divested its undeveloped potash assets in Argentina and Canada for $850 million. The profit on disposal is expected to be recognised within underlying earnings within Energy & Minerals evaluation projects and is estimated to be $818 million pre-tax and $797 million post tax.
EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2009 was $242 million compared with $401 million in same period of 2008. During the first half of 2009 the Group realised $73 million (pre-tax) from the divestment of exploration properties.
Exploration and evaluation expenditure across the Group has been scaled back in 2009, in line with the announcements on the Group’s commitment to reduce controllable operating costs by at least $2.5 billion per annum in 2010. The 2009 central budget for greenfield exploration has been cut by approximately 60 per cent to $100 million (before tax and divestment proceeds).
In Chile, the Rio Tinto Exploration alliance with Codelco was expanded with the addition of the Pasacas prospect located north of Collahuasi.
The Jadar lithium borates discovery in Serbia is being prepared for transfer from Rio Tinto Exploration to Rio Tinto Minerals for commencement of a pre-feasibility evaluation programme.
Ground evaluation of aeromagnetic anomalies commenced on the Orientale iron ore project in north eastern Democratic Republic of Congo.

Continues	Page 7 of 27

A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil.	Australia, Brazil, Guyana, Laos.

Copper and Diamonds	Copper: Tamarack South, US.	Copper: Chile, Peru, US. Diamonds: India, Canada, US, Democratic Republic of Congo.

Energy & Minerals	Coal: Altai Nuurs, Mongolia; Crowsnest, Canada. Minerals: Jadar lithium borates, Serbia.	Coal: Canada, South Africa, Tanzania, Mongolia. Uranium: Jordan.

Iron Ore	Pilbara, Australia.	Brazil, Democratic Republic of Congo.
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution
(copper/gold, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Bunder (diamonds, India), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.

Continues	Page 8 of 27

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London
Nick Cobban
Office: +44 (0) 20 7781 1138
Mobile: +44 (0) 7920 041 003
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605
Media Relations, Americas
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667
Investor Relations, London
Nigel Jones
Office: +44 (0) 20 7781 2049
Mobile: +44 (0) 7917 227 365
David Ovington
Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 010 978
Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
Media Relations, Australia
Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101
Media Relations, Canada
Stefano Bertolli
Office:: +1 (0) 514 848 8151
Mobile: +1 (0) 514 945 1800
Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309
Simon Ellinor
Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 439 102 811

High resolution photographs available at: www.newscast.co.uk

Continues	Page 9 of 27

Rio Tinto production summary

Rio Tinto share of production

								% change
			Quarter			Half Year		Q2 09	Q2 09	H1 09
			2008	2009	2009	2008	2009	vs	vs	vs
			Q2	Q1	Q2	H1	H1	Q2 08	Q1 09	H1 08

Principal Commodities

Alumina	(’000 t	)	2,265	2,186	2,139	4,485	4,325	-6%	-2%	-4%
Aluminium	(’000 t	)	994	948	942	1,999	1,889	-5%	-1%	-5%
Bauxite	(’000 t	)	8,418	6,965	7,217	17,002	14,182	-14%	4%	-17%
Borates	(’000 t	)	171	111	79	324	190	-54%	-29%	-41%
Coal — hard coking coal	(’000 t	)	2,038	1,372	1,898	3,082	3,271	-7%	38%	6%
Coal — other Australian	(’000 t	)	5,542	5,315	5,734	10,990	11,050	3%	8%	1%
Coal — US	(’000 t	)	30,947	30,882	29,087	61,578	59,968	-6%	-6%	-3%
Copper — mined	(’000 t	)	209.6	196.0	208.2	390.0	404.2	-1%	6%	4%
Copper — refined	(’000 t	)	82.8	104.3	102.0	161.1	206.3	23%	-2%	28%
Diamonds	(’000 cts)		4,557	5,506	1,281	7,853	6,787	-72%	-77%	-14%
Iron ore	(’000 t	)	41,860	31,645	45,162	79,231	76,808	8%	43%	-3%
Titanium dioxide feedstock	(’000 t	)	405	324	332	761	656	-18%	2%	-14%
Uranium	(’000 lbs)		3,149	3,360	3,641	6,495	7,002	16%	8%	8%

Other Metals & Minerals

Gold — mined	(’000 ozs)		114	201	258	207	459	126%	28%	122%
Gold — refined	(’000 ozs)		73	108	112	154	220	53%	4%	43%
Molybdenum	(’000 t	)	2.2	2.0	2.5	5.7	4.5	10%	22%	-21%
Pig Iron	(’000 t	)	41	0	0	52	0	—	—	—
Salt	(’000 t	)	1,276	1,405	1,520	2,534	2,926	19%	8%	15%
Silver — mined	(’000 ozs)		1,476	1,803	2,268	2,661	4,071	54%	26%	53%
Silver — refined	(’000 ozs)		903	1,085	931	1,831	2,016	3%	-14%	10%
Talc	(’000 t	)	337	202	224	679	426	-34%	11%	-37%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

Continues	Page 10 of 27

Rio Tinto share of production

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

ALUMINA

Production (‘000 tonnes)
Gardanne	100%	5	11	1	—	—	26	—
Gove	100%	589	567	615	609	613	1,143	1,222
Jonquiere	100%	327	357	358	327	248	654	575
Queensland Alumina	80%	773	754	790	769	781	1,530	1,550
Sao Luis (Alumar)	10%	39	35	39	38	37	77	75
Yarwun	100%	327	269	349	313	347	675	660
Speciality alumina plants	100%	206	193	184	130	113	381	243

Rio Tinto total alumina production		2,265	2,187	2,336	2,186	2,139	4,485	4,325

ALUMINIUM (a)

Refined production (‘000 tonnes)
Australia — Bell Bay	100%	45	44	45	44	45	89	89
Australia — Boyne Island	59%	82	83	83	81	83	164	163
Australia — Tomago	52%	67	69	68	67	68	133	135
Cameroon — Alucam (Edea)	47%	10	12	11	8	8	19	15
Canada — seven wholly owned	100%	356	358	365	354	348	716	703
Canada — Alouette	40%	57	57	58	56	57	114	113
Canada — Becancour	25%	26	27	26	27	25	51	52
France — three wholly owned	100%	98	97	92	84	82	200	166
Iceland — ISAL (Reykjavik)	100%	46	47	48	46	47	93	94
New Zealand — Tiwai Point	79%	65	61	55	46	48	134	94
Norway — SORAL (Husnes)	50%	21	21	22	16	11	43	27
Oman — Sohar (b)	20%	—	2	8	16	18	—	34
UK — two wholly owned	100%	55	55	42	36	35	111	71
UK — Anglesey	51%	16	9	16	18	18	35	36
USA — Sebree	100%	49	50	50	48	48	98	96

Rio Tinto total aluminium production		994	992	990	948	942	1,999	1,889

BAUXITE

Production (‘000 tonnes)
Awaso (c)	80%	128	168	177	174	109	292	283
Sangaredi	(d )	1,363	1,452	1,520	1,374	937	2,959	2,311
Gove	100%	1,529	1,734	1,655	1,551	1,816	2,856	3,367
Porto Trombetas	12%	518	565	594	451	425	1,009	876
Weipa (e)	100%	4,881	4,947	5,173	3,415	3,929	9,886	7,344

Rio Tinto total bauxite production		8,418	8,865	9,119	6,965	7,217	17,002	14,182

Continues	Page 11 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

BORATES

Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	171	166	121	111	79	324	190

COAL — HARD COKING

Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,429	1,361	1,506	872	1,292	2,092	2,164
Kestrel Coal	80%	609	825	656	501	606	990	1,107

Rio Tinto total hard coking coal production		2,038	2,187	2,162	1,372	1,898	3,082	3,271

COAL — OTHER (f)

Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	487	393	424	341	435	805	776
Blair Athol Coal	71%	1,719	1,799	1,936	1,818	2,250	3,527	4,068
Hunter Valley Operations	76%	2,201	1,722	2,077	2,047	2,066	4,340	4,113
Kestrel Coal	80%	197	226	209	285	121	308	406
Mount Thorley Operations	61%	284	730	340	345	385	716	730
Warkworth	42%	653	496	750	479	478	1,294	957

Total Australian other coal		5,542	5,367	5,737	5,315	5,734	10,990	11,050

Colowyo Coal Company (‘000 tonnes)
Colowyo (g)	100%	1,045	1,190	1,212	869	783	2,045	1,652
Rio Tinto Energy America (‘000 tonnes)
Antelope	100%	7,951	8,374	8,191	7,277	7,800	15,909	15,077
Cordero Rojo	100%	8,077	9,709	9,334	8,897	7,588	17,276	16,485
Decker	50%	765	785	680	575	463	1,505	1,037
Jacobs Ranch (h)	100%	9,255	10,772	10,275	9,349	8,062	17,159	17,411
Spring Creek	100%	3,855	4,311	4,347	3,915	4,392	7,684	8,307

Total US coal (including Colowyo)		30,947	35,139	34,038	30,882	29,087	61,578	59,968
Rio Tinto total other coal production		36,488	40,506	39,775	36,197	34,821	72,568	71,018

Continues	Page 12 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

COPPER

Mine production (‘000 tonnes)(i)
Bingham Canyon	100%	60.2	69.3	63.8	74.7	86.2	104.9	160.9
Escondida	30%	128.1	73.2	66.0	78.1	76.2	245.3	154.3
Grasberg — Joint Venture (j)	40%	1.8	1.8	1.8	24.7	25.3	3.6	50.1
Northparkes	80%	4.4	5.2	6.1	6.6	7.4	8.5	14.1
Palabora	58%	15.1	9.9	11.4	11.8	13.1	27.8	24.9

Rio Tinto total mine production		209.6	159.4	149.1	196.0	208.2	390.0	404.2

Refined production (‘000 tonnes)
Escondida	30%	21.0	18.6	21.9	23.5	25.7	36.8	49.2
Kennecott Utah Copper	100%	49.3	40.6	58.6	68.7	65.1	101.4	133.7
Palabora	58%	12.4	9.8	11.0	12.1	11.2	23.0	23.3

Rio Tinto total refined production		82.8	68.9	91.6	104.3	102.0	161.1	206.3

DIAMONDS

Production (‘000 carats)
Argyle	100%	2,992	4,659	5,253	4,404	408	5,164	4,812
Diavik	60%	1,513	1,393	1,558	1,071	853	2,584	1,924
Murowa	78%	52	58	43	31	20	105	51

Rio Tinto total diamond production		4,557	6,110	6,854	5,506	1,281	7,853	6,787

GOLD

Mine production (‘000 ounces) (i)
Barneys Canyon	100%	1	1	1	1	1	3	2
Bingham Canyon	100%	91	110	100	126	159	158	285
Escondida	30%	11	9	11	11	11	23	22
Grasberg — Joint Venture (j)	40%	—	—	—	51	73	—	124
Northparkes	80%	6	6	6	6	6	14	12
Rawhide (k)	100%	2	2	3	4	5	4	9
Others	—	2	2	2	3	2	5	5

Rio Tinto total mine production		114	130	123	201	258	207	459

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	73	77	72	108	112	154	220

Continues	Page 13 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

IRON ORE & IRON

Production (‘000 tonnes) (i)
Corumbá (l)	100%	519	575	430	401	574	1,027	975
Hamersley — six wholly owned mines	100%	26,113	26,653	19,057	19,571	26,834	49,844	46,405
Hamersley — Channar	60%	1,686	1,880	1,179	1,437	1,819	3,171	3,257
Hamersley — Eastern Range	(m )	2,195	2,289	1,900	1,958	2,374	3,996	4,332
Hope Downs	50%	1,732	1,536	1,662	1,707	2,748	2,270	4,455
Iron Ore Company of Canada	59%	2,402	2,493	2,282	1,853	2,515	4,521	4,368
Robe River	53%	7,212	6,979	5,250	4,717	8,298	14,401	13,016

Rio Tinto total mine production		41,860	42,404	31,759	31,645	45,162	79,231	76,808

Pig iron production (‘000 tonnes) HIsmelt®	60%	41	2	32	—	—	52	—

MOLYBDENUM

Mine production (‘000 tonnes)
Bingham Canyon	100%	2.2	2.9	2.0	2.0	2.5	5.7	4.5

SALT

Production (‘000 tonnes)
Dampier Salt	68%	1,276	1,879	1,722	1,405	1,520	2,534	2,926

SILVER

Mine production (‘000 ounces)(i)
Bingham Canyon	100%	855	1,011	933	1,106	1,389	1,470	2,495
Escondida	30%	507	406	442	403	416	1,001	819
Grasberg — Joint Venture (j)	40%	—	—	220	154	303	—	457
Others	—	115	109	120	141	159	189	300

Rio Tinto total mine production		1,476	1,526	1,715	1,803	2,268	2,661	4,071

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	903	743	677	1,085	931	1,831	2,016

TALC

Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	337	290	194	202	224	679	426

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	405	394	369	324	332	761	656

Continues	Page 14 of 27

URANIUM

Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	1,643	1,905	2,492	1,883	2,180	3,654	4,063
Rössing	69%	1,505	1,601	1,707	1,477	1,461	2,841	2,938

Rio Tinto total uranium production		3,149	3,507	4,199	3,360	3,641	6,495	7,002

Production data notes

(a)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(b)	Production at the Sohar smelter commenced in the third quarter of 2008.

(c)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production.

(d)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement. Data have been restated to reflect a moisture content adjustment.

(e)	Includes beneficiated and calcined bauxite production.

(f)	Coal — other includes thermal coal and semi-soft coking coal.

(g)	During 2008, Rio Tinto acquired a 100% interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production. Since Colowyo is subsequently no longer part of Rio Tinto Energy America, it is reported separately.

(h)	In March 2009, Rio Tinto announced the conditional sale of its 100% interest in the Jacobs Ranch mine.

(i)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

(j)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown above.

(k)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100%. The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; since then Rio Tinto has been entitled to 100%.

(l)	In January 2009, Rio Tinto announced the conditional sale of its 100% interest in the Corumbá mine.

(m)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.
The Rio Tinto percentage interest shown above is at 30 June 2009.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in Tarong Coal, Greens Creek and Cortez/Pipeline were sold during 2008 and its interest in the Ningxia aluminium smelter was sold in early 2009. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 27

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

ALUMINIUM

Rio Tinto Alcan
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,529	1,734	1,655	1,551	1,816	2,856	3,367
Weipa mine — Queensland	100.0%	4,881	4,947	5,173	3,415	3,929	9,886	7,344
Brazil
Porto Trombetas (MRN) mine	12.0%	4,314	4,706	4,950	3,756	3,544	8,407	7,300
Ghana
Awaso mine (a)	80.0%	160	209	221	217	136	365	354
Guinea
Sangaredi mine (b)	23.0%	3,028	3,227	3,377	3,053	2,083	6,576	5,136

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		8,515	9,125	9,092	7,292	7,337	16,686	14,628

(a) Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement. Data have been restated to reflect a moisture content adjustment.

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory	100.0%	589	567	615	609	613	1,143	1,222
Queensland Alumina Refinery - Queensland	80.0%	967	943	987	961	977	1,912	1,938
Yarwun refinery — Queensland	100.0%	327	269	349	313	347	675	660
Brazil
Sao Luis (Alumar) refinery	10.0%	387	347	391	383	370	766	753
Canada
Jonquiere refinery — Quebec	100.0%	327	357	358	327	248	654	575
France
Gardanne refinery	100.0%	5	11	1	—	—	26	—
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

ALUMINIUM (continued)

Specialty Alumina Plants
Speciality alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec	100.0%	4	4	4	4	4	8	9
Jonquiere plant — Quebec	100.0%	32	30	28	26	29	63	55
France
Beyrede	100.0%	7	7	5	3	2	14	5
Gardanne plant	100.0%	149	137	132	88	70	265	158
La Bathie plant	100.0%	8	8	7	4	3	17	8
Germany
Teutschenthal plant	100.0%	5	7	7	4	4	13	8
Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	45	44	45	44	45	89	89
Boyne Island smelter — Queensland	59.4%	138	140	140	136	139	276	275
Tomago smelter — New South Wales	51.6%	131	133	132	130	132	258	262
Cameroon
Alucam (Edea) smelter	46.7%	21	25	25	17	16	42	33
Canada
Alma smelter — Quebec	100.0%	104	104	109	108	108	211	216
Alouette (Sept-Iles) smelter — Quebec	40.0%	142	143	145	140	143	284	284
Arvida smelter — Quebec	100.0%	43	43	44	41	43	85	84
Beauharnois, smelter — Quebec	100.0%	12	12	13	9	2	25	11
Becancour smelter — Quebec	25.1%	103	106	105	107	101	203	208
Grande-Baie smelter — Quebec	100.0%	53	53	54	53	53	105	106
Kitimat smelter — British Colombia	100.0%	61	61	62	60	59	124	119
Laterriere smelter — Quebec	100.0%	58	59	59	58	59	116	117
Shawinigan smelter — Quebec	100.0%	25	25	26	25	25	49	50
China
Ningxia (Qingtongxia) smelter (a)	0.0%	40	41	41	10	—	81	10
France
Dunkerque smelter	100.0%	65	64	63	57	57	127	114
Lannemezan smelter	100.0%	—	—	—	—	—	5	-
St-Jean-de Maurienne smelter	100.0%	33	33	29	28	25	67	52
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

ALUMINIUM (continued)
Iceland
ISAL (Reykjavik) smelter	100.0%	46	47	48	46	47	93	94
New Zealand
Tiwai Point smelter	79.4%	82	77	69	58	61	169	119
Norway
SORAL (Husnes) smelter	50.0%	42	43	43	32	21	85	54
Oman
Sohar smelter (b)	20.0%	—	8	41	79	90	—	169
United Kingdom
Anglesey Aluminium smelter	51.0%	32	18	32	35	35	68	70
Lochaber smelter	100.0%	11	11	10	9	9	22	19
Lynemouth smelter	100.0%	44	44	31	26	26	89	52
United States
Sebree smelter — Kentucky	100.0%	49	50	50	48	48	98	96
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (c)		1,320	1,253	1,288	1,167	1,243	2,593	2,410

(a)	Rio Tinto sold its 50 per cent interest in the Ningxia aluminium smelter with an effective date of 26 January 2009

(b)	Production at the Sohar smelter commenced in the third quarter of 2008.

(c)	Primary aluminium sales include sales made through Rio Tinto Alcan’s Engineered Products division.
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

BORATES
Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		171	166	121	111	79	324	190

(a) Production is expressed as B2O3 content.

COAL

Colowyo Coal Company
Colowyo mine (a)	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		1,045	1,190	1,212	869	783	2,045	1,652

(a)   During 2008, Rio Tinto acquired a 100% interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production. Since Colowyo is subsequently no longer part of Rio Tinto Energy America, it is reported separately.

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,607	1,296	1,402	1,126	1,438	2,659	2,564
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,413	2,525	2,718	2,552	3,158	4,951	5,710
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,743	1,660	1,837	1,063	1,576	2,551	2,639
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,830	1,645	2,268	2,212	2,383	3,972	4,595
Semi-soft coking coal production (‘000 tonnes)		1,078	629	476	492	346	1,760	838
Kestrel Coal mine (a)	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		247	283	262	356	151	385	507
Hard coking coal production (‘000 tonnes)		762	1,032	820	626	758	1,237	1,384
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

COAL (continued)

Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		428	919	53	513	478	809	991
Semi-soft coking coal production (‘000 tonnes)		41	287	508	57	157	373	211
Tarong Coal mine (b)	0.0%
Queensland, Australia

Thermal coal production (‘000 tonnes)		—	—	—	—	—	262	—

Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,507	965	1,658	1,064	918	3,030	1,982
Semi-soft coking coal production (‘000 tonnes)		46	215	125	75	217	46	292

Total hard coking coal production (‘000 tonnes)		2,504	2,692	2,657	1,689	2,334	3,788	4,023

Total hard coking coal sales (‘000 tonnes) (a)		2,133	2,618	3,006	2,186	2,551	3,378	4,738

Total other coal production (‘000 tonnes) (c)		9,196	8,765	9,468	8,447	9,246	18,248	17,693

Total other coal sales (‘000 tonnes) (d) (e)		8,888	9,173	9,347	7,376	9,323	18,347	16,700

Total coal production (‘000 tonnes)		11,700	11,457	12,125	10,136	11,580	22,036	21,716

Total coal sales (‘000 tonnes)		11,021	11,792	12,353	9,562	11,875	21,725	21,437

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes)		1,740	2,129	2,440	1,773	2,072	2,755	3,846

Share of other coal sales (‘000 tonnes) (d) (e)		5,459	5,630	5,598	4,603	5,742	11,453	10,345

(a)	Some Kestrel thermal coal is blended with and sold as coking coal.

(b)	Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(c)	Other coal production includes thermal coal and semi-soft coking coal.

(d)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(e)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

COAL (continued)

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,951	8,374	8,191	7,277	7,800	15,909	15,077
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,077	9,709	9,334	8,897	7,588	17,276	16,485
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,530	1,570	1,360	1,149	925	3,010	2,074
Jacobs Ranch mine (a)	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,255	10,772	10,275	9,349	8,062	17,159	17,411
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,855	4,311	4,347	3,915	4,392	7,684	8,307

Total coal production (‘000 tonnes)		30,667	34,735	33,506	30,587	28,767	61,038	59,354

Total coal sales (‘000 tonnes) (b)		30,245	34,716	33,524	31,287	28,738	60,632	60,025

(a)	In March 2009, Rio Tinto announced the conditional sale of its 100% interest in the Jacobs Ranch mine.

(b)	Total coal production and sales have been restated to exclude Colwyo which is now reported separately.
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		24,491	20,416	22,516	21,381	19,898	46,520	41,279
Average copper grade (%)		1.55	1.32	1.04	0.92	1.21	1.56	1.06
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		312.7	208.6	186.3	156.4	199.6	597.5	356.0
Contained gold (‘000 ounces)		38	31	36	35	37	77	72
Contained silver (‘000 ounces)		1,691	1,355	1,474	1,345	1,387	3,338	2,731
Contained copper in leachate/mined material (‘000 tonnes)		114	35	34	104	54	220	158
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		70	62	73	78	86	123	164
Freeport-McMoRan Copper & Gold	0.0%	(40.0% of the expansion)
Grasberg mine (a)
Papua, Indonesia
Ore treated (‘000 tonnes)		16,683	17,755	19,794	21,364	21,124	33,047	42,488
Average mill head grades:
Copper (%)		0.75	0.82	1.01	1.12	0.94	0.73	1.03
Gold (g/t)		0.54	0.61	0.85	1.13	1.23	0.57	1.18
Silver (g/t)		3.24	3.14	3.17	3.63	3.17	3.26	3.40
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		111.1	128.9	180.6	214.5	180.1	211.8	394.6
Gold in concentrates (‘000 ounces)		228	272	445	638	685	481	1,323
Silver in concentrates (‘000 ounces)		1,024	1,102	1,602	2,012	1,252	2,003	3,265
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		110.3	128.1	172.2	189.0	186.7	211.4	375.6
Gold in concentrates (‘000 ounces)		235	271	425	565	692	489	1,257
Silver in concentrates (‘000 ounces)		819	873	1,218	1,425	1,059	1,603	2,484

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2009 results are not actuals but are forecasts from FCX’s most recent five-year plan and the 1H 2009 results include the 1Q 2009 actuals and 2Q 2009 forecasts. FCX is not releasing its actual 100% operating data for 2Q 2009 until the release of its 2009 second-quarter and six-month results on 21 July 2009.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine (a)	0.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		—	—	—	—	—	491	—
Leached (‘000 tonnes)		—	—	—	—	—	1,839	—
Average ore grade: gold		—	—	—	—	—	—	—
Milled (g/t)		—	—	—	—	—	3.40
Leached (g/t)		—	—	—	—	—	0.50	—
Gold produced (‘000 ounces)		—	—	—	—	—	72	—
Greens Creek mine (a)	0.0%
Alaska, US
Ore treated (‘000 tonnes)		18	—	—	—	—	171	—
Average ore grades:
Gold (g/t)		4.38	—	—	—	—	5.11	—
Silver (g/t)		374	—	—	—	—	456	—
Zinc (%)		10.2	—	—	—	—	10.3	—
Lead (%)		3.7	—	—	—	—	3.7	—
Metals produced in concentrates:
Gold (‘000 ounces)		1	—	—	—	—	18	—
Silver (‘000 ounces)		147	—	—	—	—	1,815	—
Zinc (‘000 tonnes)		1.6	—	—	—	—	13.9	—
Lead (‘000 tonnes)		0.6	—	—	—	—	4.6	—
Rawhide mine (b) (c)	100.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		4	5	5	4	5	8	9
Silver (‘000 ounces)		36	40	48	35	54	62	89

(a)	On 5 March 2008 (effective end of February) Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner and on 16 April 2008 Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner. Production data for these mines are shown up to those dates.

(b)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

(c)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100% The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; since then Rio Tinto has been entitled to 100%.
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		1	1	1	1	1	3	2
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,918	13,228	12,121	12,281	13,749	23,785	26,030
Average ore grade:
Copper (%)		0.57	0.62	0.65	0.69	0.69	0.53	0.69
Gold (g/t)		0.34	0.37	0.39	0.44	0.52	0.32	0.48
Silver (g/t)		2.94	3.14	3.32	3.37	3.96	2.71	3.68
Molybdenum (%)		0.045	0.043	0.028	0.031	0.036	0.047	0.034
Copper concentrates produced (‘000 tonnes)		225	262	250	256	290	418	547
Average concentrate grade (% Cu)		26.6	26.4	25.4	29.0	29.7	25.0	29.4
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		60.2	69.3	63.8	74.7	86.2	104.9	160.9
Gold (‘000 ounces)		91	110	100	126	159	158	285
Silver (‘000 ounces)		855	1,011	933	1,106	1,389	1,470	2,495
Molybdenum concentrates produced (‘000 tonnes):		4.0	5.4	3.7	3.8	4.7	10.3	8.5
Molybdenum in concentrates (‘000 tonnes)		2.2	2.9	2.0	2.0	2.5	5.7	4.5
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		208	216	280	288	305	445	593
Copper anodes produced (‘000 tonnes) (c)		47.9	39.9	67.6	73.0	67.5	97.6	140.4
Production of refined metal:
Copper (‘000 tonnes)		49.3	40.6	58.6	68.7	65.1	101.4	133.7
Gold (‘000 ounces) (d)		73	77	72	108	112	154	220
Silver (‘000 ounces) (d)		903	743	677	1,085	931	1,831	2,016

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

COPPER & GOLD (continued)

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,330	1,343	1,337	1,367	1,422	2,564	2,789
Average ore grades:
Copper (%)		0.49	0.55	0.63	0.68	0.75	0.49	0.71
Gold (g/t)		0.25	0.23	0.23	0.23	0.24	0.30	0.24
Copper concentrates produced (‘000 tonnes)		18.4	19.9	22.0	23.5	27.0	34.5	50.5
Contained copper in concentrates:
Saleable production (‘000 tonnes)		5.5	6.6	7.6	8.3	9.3	10.7	17.6
Sales (‘000 tonnes) (a)		3.3	7.2	6.9	2.9	7.8	6.0	10.7
Contained gold in concentrates:
Saleable production (‘000 ounces)		7.7	7.4	7.2	7.1	7.9	17.7	14.9
Sales (‘000 ounces) (a)		8.5	9.8	8.2	2.5	5.9	14.5	8.3

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		3,027	3,096	3,150	2,789	2,940	6,208	5,729
Average ore grade: copper (%)		0.71	0.66	0.67	0.68	0.68	0.71	0.68
Copper concentrates produced (‘000 tonnes)		89.4	56.5	66.7	67.1	76.1	163.3	143.2
Average concentrate grade: copper (%)		29.2	30.3	29.6	30.5	29.9	29.5	30.2
Copper in concentrates (‘000 tonnes)		26.1	17.1	19.7	20.5	22.7	48.2	43.2
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		72.3	52.5	70.0	72.8	68.0	138.8	140.8
New copper anodes produced (‘000 tonnes)		22.3	14.9	20.7	20.2	18.9	40.4	39.1
Refined new copper produced (‘000 tonnes)		21.6	17.0	19.1	21.0	19.5	39.8	40.5
By-products:
Magnetite concentrate (‘000 tonnes)		475	562	469	772	617	921	1,389
Nickel contained in products (tonnes) (a)		26	13	19	21	33	68	54
Vermiculite plant
Vermiculite produced (‘000 tonnes)		50	50	49	52	46	100	98

(a)	Nickel production is now reported as contained nickel in product.
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,794	1,660	1,806	881	315	3,343	1,196
AK1 diamonds produced (‘000 carats)		2,992	4,659	5,253	4,404	408	5,164	4,812
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		716	691	570	427	382	1,153	809
Diamonds recovered (‘000 carats)		2,522	2,321	2,597	1,785	1,421	4,307	3,206
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		92	103	100	84	78	180	162
Diamonds recovered (‘000 carats)		67	75	55	40	26	135	66

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom
Price, Marandoo, Yandicoogina,
Brockman and Nammuldi	100.0%	26,113	26,653	19,057	19,571	26,834	49,844	46,405
Hamersley — Channar	60.0%	2,810	3,133	1,965	2,395	3,032	5,284	5,428
Hamersley — Eastern Range	(a )	2,195	2,289	1,900	1,958	2,374	3,996	4,332
Hope Downs	50.0%	3,465	3,072	3,323	3,414	5,495	4,541	8,910
Robe River — Pannawonica	53.0%	6,680	7,102	4,456	3,572	7,426	13,491	10,998
Robe River — West Angelas	53.0%	6,928	6,067	5,449	5,329	8,231	13,682	13,559

Total production (‘000 tonnes)		48,191	48,316	36,150	36,240	53,393	90,838	89,633

Total sales (‘000 tonnes) (b)		46,033	48,715	33,641	39,343	52,479	89,116	91,822

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Sales represent iron ore exported from Western Australian ports.
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

IRON ORE & IRON (continued)

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		939	1,017	877	1,459	2,396	1,299	3,855
Pellets (‘000 tonnes)		3,151	3,228	3,009	1,697	1,887	6,400	3,584
Sales:
Concentrate (‘000 tonnes)		563	1,147	787	919	1,832	825	2,751
Pellets (‘000 tonnes)		4,018	3,294	2,443	1,210	2,407	6,565	3,617
Rio Tinto Brasil
Corumbá mine (a)	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (b)		519	575	430	401	574	1,027	975
Sales (‘000 tonnes)		462	699	278	138	140	832	278

(a) In January 2009, Rio Tinto announced the conditional sale of its 100% interest in the Corumbá mine.

(b) Production includes by-product fines.
HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes) (a)		69	4	54	—	—	87	—

(a) In March 2009, Rio Tinto announced that Hismelt would be placed on a 12 month care and maintenance programme.
SALT
Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		1,867	2,748	2,519	2,056	2,224	3,707	4,280

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		337	290	194	202	224	679	426
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 27 of 27

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2008	2008	2008	2009	2009	2008	2009

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		405	394	369	324	332	761	656

(a) Ilmenite mined in Madagascar is being processed in Canada with effect from June 2009.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		2,403	2,786	3,644	2,754	3,188	5,343	5,942
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		2,195	2,335	2,489	2,154	2,130	4,142	4,285
Rio Tinto percentage interest shown above is at 30 June 2009. The data represent full production and sales on a 100% basis unless otherwise stated.